December 20, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Michael Reedich, Special Counsel

Re:	Genentech, Inc.
Definitive 14A
Filed March 16, 2007
File No. 1-09813
Ladies and Gentlemen:
     We refer to Mr. Reedich’s letter dated November 30, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Definitive 14A filing on March 16, 2007 of Genentech, Inc. (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by January 4, 2008.
     If you have any questions, please do not hesitate to call Caroline Wu at (650) 225-3432, Michael Snyder at (650) 467-8815 or me at (650) 225-3562.

Sincerely,
/s/ Sean A. Johnston
Sean A. Johnston
Senior Vice President and General Counsel Genentech, Inc.